UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 21, 2012

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St Michael, Barbados BB14005

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  £

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  No [X]    Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  No [X]           Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Entry to Letter of Intent

Play LA Inc. (the “Company”) has entered into a transaction dated August 20, 2012 pursuant to which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the transaction, NFC Data will become a wholly owned subsidiary of the Company.

The transaction provides for the Company to issue 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000 to be issued from treasury on the closing date to the shareholders of NFC Data Inc.

Conditions precedent to the closing of the transaction shall be subject to completion of a due diligence review by both companies; receipt of approvals and third party consents of the boards of directors of Play LA and NFC Data shareholders and regulatory authorities; and completion of audited financial statements of NFC Data.  The completion of the due diligence review of the Company and NFC Data and of their respective assets, liabilities, operations and the results of which are satisfactory to each Play LA and NFC Data in their respective discretion to be concluded within 30 days after the effective date of the Letter of Intent.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: August 21, 2012	By:	/s/ David Hallonquist
David Hallonquist

        Chief Executive Officer